Exhibit 99.1
Chemomab Therapeutics Ltd. and its subsidiaries Interim Condensed Consolidated Financial Statements As of June 30, 2025 (Unaudited)

Chemomab Therapeutics Ltd.
and its subsidiaries

Interim Condensed Consolidated Financial Statements as of June 30, 2025 (Unaudited)

Contents

Chemomab Therapeutics Ltd.
and its subsidiaries
Interim Condensed Consolidated Balance Sheets (Unaudited)

In USD thousands (except for share amounts)

		June 30,	December 31,
	Note	2025	2024
Assets

Current assets
Cash and cash equivalents		5,448	6,071
Short term bank deposits		3,917	8,195
Restricted cash		148	76
Other receivables and prepaid expenses		1,101	1,698

Total current assets		10,614	16,040

Non-current assets
Long term prepaid expenses		298	385
Property and equipment, net		217	250
Operating lease right-of-use assets	6	-	289
Total non-current assets		515	924

Total assets		11,129	16,964

Current liabilities
Trade payables		378	666
Accrued expenses		666	1,563
Employee and related expenses		386	874
Operating lease liabilities	6	-	115

Total current liabilities		1,430	3,218

Non-current liabilities
Operating lease liabilities - long term	6	-	209

Total non-current liabilities		-	209

Commitments and contingent liabilities

Total liabilities		1,430	3,427

Shareholders' equity (*)
Ordinary shares no par value - Authorized: 4,650,000,000 shares as of June 30, 2025, and as of December 31, 2024; Issued and outstanding: 413,851,140 Ordinary shares as of June 30, 2025 and 377,132,220 as of December 31, 2024;		-	-
Additional paid in capital		117,702	116,160
Accumulated deficit		(108,003)	(102,623)

Total shareholders’ equity		9,699	13,537
Total liabilities and shareholders’ equity		11,129	16,964

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

(*)  1 American Depositary Share (ADS) represents 20 Ordinary Shares

Chemomab Therapeutics Ltd.
and its subsidiaries

Interim Condensed Consolidated Statements of Operations (Unaudited)

In USD thousands (except for share and per share amounts)

		Six months	Six months
		Ended	Ended
		June 30,	June 30,
	Note	2025	2024
Operating expenses

Research and development	7	3,780	6,080

General and administrative	8	1,969	1,736

Total operating expenses		5,749	7,816

Financing income, net		369	317

Loss before taxes		5,380	7,499

Taxes on income		-	-

Net loss for the period		5,380	7,499

Basic and diluted loss per Ordinary Share (*)	0.012	0.026
Weighted average number of Ordinary Shares outstanding, basic, and diluted (*)	459,829,621	285,111,876

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

(*)  1 American Depositary Share (ADS) represents 20 Ordinary Shares

Chemomab Therapeutics Ltd.
and its subsidiaries
Interim Condensed Consolidated Statements of Changes in Equity (Unaudited)

In USD thousands (except share amounts)

	Ordinary Shares (*)(**)		Additional paid in capital	Accumulated Deficit	Total Shareholders’ equity
	Number	USD	USD	USD	USD
For the Six-month period ended on June 30, 2025

Balance as of January 1, 2025	377,132,220	-	116,160	(102,623)	13,537
Share-based compensation	-	-	166	-	166
Issuance of shares, net of issuance expenses	124,240	-	13	-	13
Net loss for the period	-	-	-	(3,323)	(3,323)
Balance as of March 31, 2025	377,256,460	-	116,339	(105,946)	10,393

Share-based compensation	-	-	79	-	79
Exercise of options	62,500	-	2	-	2
Exercise of Prefunded warrants	16,194,340	-	-	-	-
Issuance of shares, net of issuance expenses	20,337,840	-	1,282	-	1,282
Net loss for the period	-	-	-	(2,057)	(2,057)
Balance as of June 30, 2025	413,851,140	-	117,702	(108,003)	9,699

(*)    Ordinary shares no par value

(**)  1 American Depositary Share (ADS) represents 20 Ordinary Shares

Chemomab Therapeutics Ltd.
and its subsidiaries

Interim Condensed Consolidated Statements of Changes in Equity (Unaudited)

In USD thousands (except share amounts)

	Ordinary Shares (*)(**)		Additional paid in capital	Accumulated Deficit	Total Shareholders’ equity
	Number	USD	USD	USD	USD
For the Six-month period ended on June 30, 2024

Balance as of January 1, 2024,	284,094,700	-	105,675	(88,678)	16,997
Share-based compensation	-	-	191	-	191
Issuance of shares, net of issuance expenses	285,260	-	11	-	11
Net loss for the period	-	-	-	(3,868)	(3,868)
Balance as of March 31, 2024	284,379,960	-	105,877	(92,546)	13,331

Share-based compensation	-	-	164	-	164
Issuance of shares, net of issuance expenses	2,803,840	-	121	-	121
Net loss for the period	-	-	-	(3,631)	(3,631)
Balance as of June 30, 2024	287,183,800	-	106,162	(96,177)	9,985

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

(*)    Ordinary shares no par value

(**)  1 American Depositary Share (ADS) represents 20 Ordinary Shares

Chemomab Therapeutics Ltd.
and its subsidiaries

Interim Condensed Consolidated Statements of Cash Flows  (Unaudited)

In USD thousands

	Six months	Six months
	ended	ended
	June 30,	June 30,
	2025	2024
Cash flows from operating activities
Net loss for the period	(5,380)	(7,499)

Adjustments for operating activities:
Depreciation	33	27
Share-based compensation	245	355
Change in other receivables and prepaid expenses (short and long term)	684	470
Change in operating leases	-	19
Gain on lease termination	(35)	-
Change in trade payables	(288)	597
Change in accrued expenses	(915)	(877)
Change in employees and related expenses	(488)	(283)
	(764)	308
Net cash used in operating activities	(6,144)	(7,191)

Cash flows from investing activities
Decrease in bank deposits	4,278	2,801
Net cash provided by investing activities	4,278	2,801

Cash flows from financing activities

Exercise of Options	2	-
Issuance of shares	1,313	132
Net cash provided by financing activities	1,315	132

Decrease in cash, cash equivalents and restricted cash	(551)	(4,258)

Cash, cash equivalents and restricted cash at beginning of period	6,147	9,368

Cash, cash equivalents and restricted cash at end of period	5,596	5,110

Supplemental disclosure of non-cash investing and financing activities:
Accrued issuance expenses	18	-

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

CHEMOMAB THERAPEUTICS LTD AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - General

Chemomab Therapeutics Ltd. (the “Company") is an Israeli-based company incorporated under the laws of the State of Israel in September 2011. The Company’s registered office is located in Kiryat Atidim, Tel Aviv, Israel. The Company is a clinical-stage biotech company discovering and developing innovative therapeutics for conditions with high-unmet medical need that involve inflammation and fibrosis. The wholly owned subsidiaries of the Company are: Chemomab Ltd. ("Chemomab"), Chemomab Therapeutics Israel Ltd. and Chemomab Therapeutics Inc.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. However, the Company has incurred recurring losses from operations as of June 30, 2025 of approximately $108 million and negative cash flows from operating activities in the six months ended June 30, 2025 of $6.1 million with currently no products approved for sale.

As of June 30, 2025, the Company had cash, cash equivalents, restricted cash and short-term deposits of $9.5 million. The Company’s current cash resources are sufficient to meet its planned expenditures through the end of June 2026. These indicators raise substantial doubt about its ability to continue as a going concern. The Company will be required to raise additional funds to support its operations and continue as a going concern. While management believes that the Company can raise additional funds, there can be no assurance that these efforts will be successful or sufficient. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 2 - Basis of Presentation and Significant Accounting Policies

A.          Basis of Preparation

The condensed interim consolidated financial statements included in this quarterly report are unaudited. These financial statements have been prepared in accordance with U.S. GAAP and applicable rules and regulations of the SEC regarding interim financial reporting and reflect, in the opinion of management, all adjustments of a normal and recurring nature that are necessary for a fair statement of the Company’s financial position as of June 30, 2025, and its results of operations for the six and three months ended June 30, 2025, and 2024, changes in shareholders’ equity for the six and three months ended June 30, 2025, and 2024, and cash flows for the six months ended June 30, 2025, and 2024. The results of operations for the six and three months ended June 30, 2025. are not necessarily indicative of the results to be expected for the year ending December 31, 2025, or for any other future annual or interim period. These financial statements should be read in conjunction with the audited financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024. The Company’s significant accounting policies are disclosed in the audited financial statements for the year ended December 31, 2024. included in the Company’s Annual Report on Form 20-F. Since the date of such financial statements, there have been no changes to the Company’s significant accounting policies.

B.          Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

CHEMOMAB THERAPEUTICS LTD AND ITS SUBSIDIARIES
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 - Segments

The Company has one reportable segment, focused on the research and development of therapeutics for conditions with high unmet medical needs involving inflammation and fibrosis. The Company’s Chief Operating Decision Maker ("CODM") is its Chief Executive Officer.

The segment is managed on a consolidated basis, and the CODM uses total operating expenses and consolidated net loss to assess performance, forecast future financial results, and allocate resources.

In evaluating the Company's financial performance and making strategic decisions, the CODM regularly reviews operating expenses by function. The CODM is provided only with consolidated expense data, as presented in the statement of operations. This includes a review of actual versus budgeted expenses, with particular focus on key spending categories such as payroll and related costs, clinical trial expenditures, manufacturing expenses, consultant fees, and other direct external program costs (see Notes 7 and 8).

Note 4 - Share Capital

A.	Right attached to shares

Ordinary shares

All of the issued and outstanding ordinary shares of the Company are duly authorized, validly issued, fully paid and non-assessable. The ordinary shares are not redeemable, and each ordinary share is entitled to one vote. The holders of the ordinary shares have the right to vote and participate in shareholders' meetings, the right to receive profits, and the right to participate in the accumulated earnings when the Company is dissolved.

1.          Voting

The holders of ordinary shares are entitled to vote on all matters submitted to shareholders for a vote.

2.          Dividends

The holders of the ordinary shares are entitled to receive dividends, when and as declared by the Board of Directors, and out of funds legally available.

Since its inception, the Company has not declared any dividends.

B.	Financing rounds

In October 2023, the Company entered into an At the Market Offering Agreement (the "Roth ATM Agreement") with Roth Capital Partners, LLC, (“Roth”). According to the Roth ATM Agreement, the Company may offer and sell, from time to time, its ADSs having an aggregate offering price of up to $2,863,664 through Roth or the Roth ATM Agreement. The Company filed on November 3, 2023 a prospectus supplement as part of a registration statement on Form F-3 (File No. 333-275002). In November 2024, the Company filed a prospectus supplement that amended and supplemented the prospectus supplement, dated November 3, 2023. Under the November 2024 prospectus supplement, the Company may offer and sell, from time to time, its ADSs having an aggregate offering price of up to $8,626,564 through Roth.

CHEMOMAB THERAPEUTICS LTD AND ITS SUBSIDIARIES
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 4 - Share Capital (cont’d)

From October 30, 2023, through June 30, 2025, the Company issued 3,326,113 ADSs at an average price of approximately $1.18 per ADS under the Roth ATM Agreement, resulting in net proceeds of $3,641 thousand.  The Roth ATM Agreement was terminated by the Company in Q2 2025.

C.	Share-based compensation

The expenses that were recognized in the consolidated statements of operations for services received from employees and service providers are as follows:

	Six Months ended	Six Months ended
	June 30,	June 30,
	2025	2024
	USD thousands	USD thousands
Research and development	22	263
General and administrative	223	92

Total share-based compensation expenses	245	355

The number and weighted average exercise price of options are as follows:

	Weighted average exercise price	Number of options	Weighted average remaining contractual life (in years)
	June 30, 2025	June 30, 2025	June 30, 2025
Outstanding at January 1, 2025	0.15	32,050,300	7.34
Exercised	0.55	(62,500)
Forfeited	0.11	(2,282,620)
Granted	0.06	4,761,520	9.80

Outstanding at June 30, 2025	0.14	34,466,700	6.6

CHEMOMAB THERAPEUTICS LTD AND ITS SUBSIDIARIES
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 4 - Share Capital (cont’d)

C.	Share-based compensation (cont’d)

The number of RSAs is as follows:

Number of RSAs
RSA	June 30, 2025
Unvested at beginning of the year	6,443,900
Granted	4,370,920
Vested	-
Forfeited	(810,360)

Outstanding at June 30, 2025	10,004,460

Note 5 - Net Loss Per Share Attributable to Ordinary Shareholders

Basic net loss per share is computed by dividing the net loss available to common stockholders by the weighted-average number of ordinary shares outstanding. Diluted net loss per share is computed similarly to basic net loss per share except that the denominator is increased to include the number of additional ordinary shares that would have been outstanding if the potential ordinary shares had been issued and if the additional ordinary shares of were dilutive. Diluted net loss per share is the same as basic net loss per share of ordinary share, as the effect of potentially dilutive securities is antidilutive.

The following table sets forth the computation of basic and diluted net loss per share attributable to ordinary shareholders for the periods presented:

	Six Months ended June 30,	Six Months ended June 30,
	2025	2024
	In USD thousands, except share and per share data
Numerator:
Net loss	5,380	7,499

Denominator:
Weighted-average number of ordinary shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	459,829,621	285,111,876

Net loss per share attributable to ordinary shareholders, basic
and diluted	0.012	0.026

CHEMOMAB THERAPEUTICS LTD AND ITS SUBSIDIARIES
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 6 - Leases

The Company leases office and laboratory space in Atidim Park, Tel Aviv, under an operating lease originally entered into on May 10, 2020, for a three-year term, with an option to extend for an additional three years. On October 24, 2021, the Company amended the lease (the "Amendment") to lease a larger space in the same location through October 2024. In September 2024, the Company further extended the lease through October 2027.

On September 30, 2024, the Company signed an addendum to the lease agreement providing the option to early terminate the lease with a 120-day notice period. In April 2025, the Company exercised this early termination right. As a result, the lease was terminated in August 2025.

In connection with the early termination, the Company derecognized the related operating lease right-of-use (“ROU”) asset and lease liability from its condensed consolidated balance sheet during the three months ended June 30, 2025. The derecognition had no material impact on the Company’s statement of operations.

Note 7 - Research and Development

	Six Months ended	Six Months ended
	June 30,	June 30,
	2025	2024
	USD thousands	USD thousands
Consultants and subcontractors	2,572	4,262
Salaries and related expenses	1,085	1,446
Lease and maintenance	58	54
Share-based compensation	22	263
Other expenses	43	55
	3,780	6,080

Note 8 - General and Administrative

	Six Months ended	Six Months ended
	June 30,	June 30,
	2025	2024
	USD thousands	USD thousands
Salaries, fees and related expenses	527	530
Professional services	653	557
Share-based compensation	223	92
Fees to directors	143	142
Directors' and Officers' Insurance	255	273
Lease and maintenance	27	26
Other expenses	141	116

	1,969	1,736

CHEMOMAB THERAPEUTICS LTD AND ITS SUBSIDIARIES
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 – Subsequent events

In July 2025, the Company entered into a Sales Agreement with LifeSci Capital, LLC, pursuant to which it may offer and sell, from time to time, American Depositary Shares (“ADSs”), each representing 20 ordinary shares, in an at-the-market offering (“ATM Offering”) for aggregate gross proceeds of up to $7.26 million. The Company is not obligated to sell any ADSs under the Sales Agreement, which may be terminated by either party in accordance with its terms.